JOINT STOCK COMPANY
CONCERN "KALINA"

JSC Concern "KALINA"
620138, Russia, Ekaterinburg,
Komsomolskaya Street 80
TIN 6608000083,
settlement account 40702810400100010698,
JSC «Uralvneshtorgbank»,
BIK 046577780,
OKPO 00333859,
OKONH18131,
Corporate finance +7 343 262-26-85

« 31 » October 2005 г.

№ 2116 на №

United States
Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street, N.W.
Washington, D.C. 20549

File number 82-34847

05013591

SUPPL

Dear Sirs!

Please find attached the following Information

1) Press release "JSC Concern "KALINA" announced results RAS for the nine months of the year 2005";
2) Material event- "Information about accrual and/or paid proceeds on securities of the issuer";
3) Material event –"resolutions taken by the general meeting of shareholders JSC concern 'KALINA"
4) Material event –"Information on discharge of obligation before company's shareholders";
5) Information which may influence securities' value of the issuer- "Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares".

Information presented is to be disclosed in compliance with legislation of the Russian Federation.

Yours faithfully,

JSC Concern KALINA

By: ______________________
Dmitriy Argunov
Head of Corporate Finance

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
PROCESSING
DEC 27 2005
WASH, D.C.
209
SECTION

dlw 1/3

28.10.2005
press-release

File number 82-34847

JSC Concern "KALINA" announced financial results RAS for nine months of the year 2005.

October 28, 2005. Today the largest Russian perfumery and cosmetics manufacturer JSC Concern "KALINA" has announced financial results for the nine months of the year 2005, prepared according to the Russian Standards of Accounting. Sales and net income according to the results of the year, reached 4460, 4 mln rubles and 465, 3 mln rub respectively. As compared to the same period of the year 2004 the sales and net income of 'KALINA" increased by 18, 63 % and 11, 95 % respectively.

Further you can find some of the non-consolidated non-audited Russian financial statements for the nine months of the year 2005 as compared to the nine months of the year 2004. The full details of the company's financial statements you can find on the web-site of the Concern:www.kalina.org.

Thousand rub	2005 9 months	2004 9 months	Variance, %
Sales	4460370	3759841	+18,63
Gross profit	**2100231**	**1801202**	**+16,60**
Percentage to sales, %	*47,09%*	*47,91%*	
Operating income	**881091**	**849327**	**+3,74**
Percentage to sales, %	*19,75%*	*22,59%*	
Net income	**465271**	**41625**	**+11,95**

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

Notification of the material event- "information about the accrual and/or paid proceeds on securities of the issuer"

Full company's name of the issuer and its organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya str. Yekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material event – ***0630306D11082005***
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact : ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type, category, series, and other identification signs of securities: ***non-documentary ordinary shares (further- Shares)***
State registration number of securities: ***1-05-30306-D***
Date of the state registration of the issue: ***October,21,2003***
Registration institution: ***the Federal Committee on Securities market***
Management institution who took the decision to pay(announce) dividends on the Shares: ***The General Meeting of Shareholders***
Date of the resolution : ***August 11, 2005***
Date of the Minutes of general meeting of shareholders: ***August 11, 2005***
The general size of dividends accrued to ordinary shares of the issuer: ***60 269 281 (sixty million two hundred sixty nine thousand two hundred eighty one) roubles 98 (ninety eight) kopecks***
Dividend accrued to one ordinary Share of the issuer: ***6 (six) roubles 18 (eighteen) kopecks***
Way of dividends' payment: ***cash***
The term of suspending the liability to pay the proceeds on securities: ***September 10, 2005***
Total dividends paid for the Shares of the issuer: ***0 roubles. The final term has not come yet***

Chief Executive Officer
JSC Concern"Kalina" _______________ Goryayev Timur

Date August, 11 2005

Seal

Information about the material event –'Resolutions taken by the General meeting'

Full company's name of the issuer and its organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya st. Ekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material fact – ***1030306D11082005***
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact : ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type of the general meeting: ***extraordinary general***
Way of conducting: ***meeting***
The date of holding of the meeting: ***August 11, 2005***
Place of the meeting: ***Russia, Yekaterinburg, Komsomolskaya str., 80, JSC Concern "KALINA"***
The quorum of the general meeting: *5996319* **votes** (**i.*e. 60, 49% from the general number of votes) participated in the meeting***

Questions put to the vote, results of voting and decisions taken by the general meeting:

1. Aproval of the sum, way and terms of dividend payment on the results of the first half of the year 2005.
Results of voting the first question:

For- 5996319 <u>votes</u>
Against – <u>none</u>
Abstinent - <u>none</u>

The wording of decision on the first resolution put to the vote:
"To approve the dividend payment on the results of the first half of the year 2005 for ordinary shares at the sum of 6 (six) roubles 18 (eighteen) kopecks per one ordinary share;

- ***Payment is to be done in cash;***
- ***Payment is to be done within 30 days from the moment of announcing at the meeting "***

2. Approval of the new edition of the Charter JSC Concern "KALINA".

For -<u>5996256 votes</u>
Against – <u>none</u>
Abstinent – <u>26 votes</u>

The wording of the second resolution taken by the general meeting;
"To approve the Charter JSC Concern "KALINA" in the new edition".

3. Approval of the By-law "On remuneration of the members of the Board of Directors JSC concern "KALINA" for fulfillment of their functions and compensation of expenses connected with execution of their duties of members of the board of directors JSC concern "KALINA" for the year 2005".
Results of voting the third question:

For -<u>5996193 votes</u>
Against <u>– none</u>
Abstinent – <u>126 votes</u>

The wording of the third resolution taken by the general meeting:
"To approve the By-law "On remuneration of the members of the Board of Directors JSC concern "KALINA" for fulfillment of their functions and compensation of expenses connected with execution of their duties of members of the board of directors JSC concern "KALINA" for the year 2005".

The date of the Minutes of the extraordinary general meeting: ***August 11, 2005***

Chief Executive Officer __________________ Timur R. Gorayev
JSC Concern 'Kalina' signature
Seal

Date August 11, 2005

NOTIFICATION OF MATERIAL EVENT "INFORMATION ON DISCHARGE OF OBLIGATION BEFORE COMPANY'S SHAREHOLDERS"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0930306D13092005***
Web site used by the issuer for providing information about material events: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about material events: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission for Securities Market***
State registration number of the securities issue: ***1-05-30306-D***
Total amount of dividend payment accrued on ordinary shares of the issuer: ***60 269 281, 98 (sixty million two hundred and sixty nine thousands two hundred and eighty one roubles ninety eight kopecks)***
Date when the obligation to pay the income on the issuer's securities becomes due: ***September 12, 2005***
Total amount of dividends paid on the issuer's shares: ***59 011 383, 96 (fifty nine million eleven thousands three hundred and eighty three roubles ninety six kopecks)***
Fulfillment or non-fulfillment of the issuer's obligation: ***obligation is not fulfilled in full***
Reasons for which obligations were not fulfilled in full as well as the amount of such an obligation in which it is not fulfilled:

409 140, 72 RUR not paid because information in the shareholders' register was incorrect or incomplete
848 757, 30 RUR not paid to shareholder – individuals who indicated dividends reception "in cash" in the application of the registered person and did not come to get them

Money for dividends payment is reserved in full

Acting Chief Executive Officer of
OJSC Concern "KALINA" __________ A.Yu. Petrov
Signature
L.S.

Order no. 121-17
dd September 5, 2005

Date: "13" September, 2005

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed joint stock company "Depositary-Clearing Company"***
Percentage of the issuer's ordinary shares the said person held before changes: ***8, 47%***
Percentage of the issuer's ordinary shares the person holds after changes: ***10, 24%***
Percentage of the issuer's ordinary shares the said person held before changes: ***10, 24%***
Percentage of the issuer's ordinary shares the person holds after changes: ***9, 59%***

Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***August 5, 2005***

Chief Executive Officer of
OJSC Concern "KALINA" Goryayev T.R.

Signature

Date: "5" August, 2005

L.S.

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Deutsche Bank Limited liability company***
Percentage of the issuer's ordinary shares the said person held before changes: ***11, 45%***
Percentage of the issuer's ordinary shares the person holds after changes: ***9, 68%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***August 5, 2005***

Chief Executive Officer of
OJSC Concern "KALINA" Goryayev T.R.

Signature

Date: "5" August, 2005

L.S.